# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ACV Auctions Inc., CIK 0001637873
CUSIP: 00091G104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 640 ELLICOTT STREET, BUFFALO, New York (NY), 14203
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001777813

## Reporting persons
- Atreides Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,411,800; sole dispositive power 0; shared dispositive power 12,411,800; aggregate amount beneficially owned 12,411,800 (7.2% of the class)
- Atreides Management, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,411,800; sole dispositive power 0; shared dispositive power 12,411,800; aggregate amount beneficially owned 12,411,800 (7.2% of the class)
- Gavin Baker: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 9,029; shared voting power 12,411,800; sole dispositive power 9,029; shared dispositive power 12,411,800; aggregate amount beneficially owned 12,420,829 (7.2% of the class)

## Item 1. Issuer
Name of issuer: ACV Auctions Inc.
Address of issuer's principal executive offices: 640 ELLICOTT STREET, BUFFALO, NEW YORK, 14203.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Atreides Management, LP, a Delaware limited partnership registered with the U.S. Securities and Exchange Commission (the "SEC"), which serves as the investment manager (the "Investment Manager") to certain investment funds and/or accounts (the ?Funds?), with respect to the shares of Common Stock (as defined in Item 2(d) below) held by the Funds;

(ii) Atreides Management, LLC, a Delaware limited liability company (the "GP"), which serves as the general partner to the Investment Manager, with respect to the shares of Common Stock held by the Funds; and

(iii) Gavin Baker, a United States citizen, who serves as the managing member to the GP with respect to the shares of Common Stock held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Address of principal business office or, if none, residence:
Atreides Management, LP
One International Place, Suite 4410
Boston, MA 02110
Citizenship: See response to Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition:
See Row 8 of cover page for each Reporting Person.
The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 172,171,225 shares of Common Stock reported to be outstanding by the Issuer as of October 31, 2025 in its Form 10-Q for the quarterly period ended September 30, 2025 filed with the SEC on November 5, 2025. Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G except to the extent of its or his pecuniary interest therein (if any) and membership in a "group" as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.
Shares reported herein are owned by Atreides Foundation Master Fund LP, certain separately managed accounts managed by Atreides Management, LP, and Gavin Baker.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Atreides Foundation Master Fund LP, a private investment vehicle managed by Atreides Management, LP, has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Stock of the Issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibits. Exhibit 99.1
Joint Filing Agreement, dated February 17th, 2026, by and among the Reporting Persons.

## Signatures
- Atreides Management, LP: Laura Malone, Laura Malone, General Counsel & CCO (02/17/2026)
- Atreides Management, LLC: Laura Malone, Laura Malone, General Counsel & CCO (02/17/2026)
- Gavin Baker: Gavin Baker, Gavin Baker, individually (02/17/2026)